

November 14, 2011

Via Facsimile
Roy Zisapel
Chief Executive Officer
Radware Ltd.
22 Raoul Wallenberg Street
Tel Aviv 69710, Israel

     Re: **Radware Ltd.**
             Form 20-F For the Fiscal Year Ended December 31, 2010
             Filed on March 24, 2011
             File No. 000-30324

Dear Mr. Zisapel:

       We have reviewed your letter dated September 28, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 15, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2010

Operating and Financial Review and Prospects

Operating Results

Overview, page 37

1.   We have considered your response to prior comment 2. From the transcripts of your earnings conference calls it appears that the discussion of the number of new customers added to your installed base as well as the average deal size are measures that might be important to an understanding to your business and your results of operations. For example, in your fourth quarter results conference call, there was focus on a trend in your

business by pointing to the number of new customers added during the quarter and the average deal size. Further, the drivers of growth in your Enterprise and Carrier product lines appear to differ in both revenue prospects and margins.

Whether management considers these, and amounts such as DSO and revenue split, to be key performance indicators should not be the only determinant of whether they are used to explain the company's operating results in the company's filings. These measures seem to be used regularly when communicating with members of the analyst community. Please carefully consider whether such information should be disclosed in your filings. In this regard, if it is necessary to explain your results to the analyst community in this way, consider whether investors would also benefit from the same type of information. Please advise.

Note 13:- Geographic Information, page F-45

2. We note your statement in response to prior comment 5 that "no single country generated more than 10% of [your] revenues." Refer to the statement in the third paragraph under the "Customers and End-Users" heading on page 29 and reconcile your response to the disclosure that the United States and China accounted for more than 10% of revenue in 2010. If disclosure is required, please confirm that in future filings, you will separately present the amounts attributable to the United States and to China instead of including them within the captions "America" and "Asia Pacific".

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief

cc: Via facsimile at (212) 715-8000
Ernest S. Wechsler, Esq.
Kramer Levin Naftalis & Frankel LLP